EPOCH HOLDING CORPORATION
640 Fifth Avenue, 18th Floor
New York, New York 10019

March 27, 2008

VIA EDGAR TRANSMISSION AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549

Attention:	Mr. Al Pavot

	Re:	Epoch Holding Corporation Form 10-K for fiscal year ended June 30, 2007 Filed September 13, 2007 File No. 1-32380

Dear Mr. Pavot:

In connection with our earlier phone discussion, and your request, below please find some additional information and clarification with respect to comment #4 in the letter dated February 29, 2008 (the “Comment Letter”) setting forth comments of the Staff (“the Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) to Epoch Holding Corporation, a Delaware corporation (“Epoch” or the “Company”), with respect to Epoch’s (i) Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (the “10-K”) and (ii) the Definitive Proxy Statement on Schedule 14A filed October 29, 2007 (the “Proxy Statement”). For your convenience, the Staff’s comment has been restated below in bold type (the number thereof corresponding to the numbered paragraph in the Comment Letter) and Epoch’s response has been set forth below in italics.

Form 10-K for the Fiscal Year Ended June 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 23

4.
Further, please tell us, for each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, what the combined daily average AUM was for all funds. If this data reflects any material differences from the quarter-ending AUM balances highlighted in the corresponding Form 10-Q’s, then it would appear that expanded disclosure in future filings would clarify for readers the extent to which revenues have historically been materially impacted by activity occurring at or near the end of the quarter. It would appear that such disclosure is necessary for readers to fully understand the inherent risk. In this regard, the risk factor disclosure advises that such a material impact is possible, but it is not clear whether such a material impact has actually occurred in any of the periods presented. At a minimum, it would appear that the risk factor and/or MD&A should clarify for readers the extent to which quarter-end activity has had a material positive or adverse impact on quarterly or annual operating results. Further, any material changes in the relationship between average daily AUM and quarter-ending AUM during the periods presented should be disclosed and the implications clearly explained. See Section 501.12.b.4 of the Financial Reporting Codification.

Investment advisory and management fees are recognized as services are provided, pursuant to specific terms contained in advisory or sub-advisory contracts between the Company and its clients. Such contracts generally call for revenue to be determined as a percentage of assets under management (“AUM”). Generally, fees are billed on a quarterly basis, in arrears, based on the account's asset value at the end of a quarter.

The Company also performs services for mutual funds under advisory and sub-advisory contracts. Fees for these contracts are calculated based upon the daily net asset values of the respective fund.

For each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, the quarter-ending AUM for the accounts where our fees are calculated based upon quarter-end values was $2.1 billion, $1.5 billion, $2.4 billion and $1.7 billion, respectively. No material impact to quarterly revenues or operating results arose during those periods as a result of activity occurring at or near the end of the quarter.

For each of the 9/30/07, 9/30/06, 12/31/07 and 12/31/06 quarters, the average daily AUM for the funds (accounts) where our fees are calculated based upon daily net asset values was $4.3 billion, $2.2 billion, $4.3 billion and $2.6 billion, respectively. The quarter-ending AUM balances of those funds for each of those quarters were $4.3 billion, $2.3 billion, $4.3 billion and $2.7 billion, respectively. No material impact to quarterly revenues or operating results arose during those periods as a result of differences between the average daily AUM for the funds where our fees are calculated based upon daily net asset values and the quarter-ending AUM for those funds.

The Company will clarify the risk factor and/or MD&A disclosure in future filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any member of the Staff require additional information or wish to discuss any of our responses to the Comment Letter, please do not hesitate to contact me at (212) 400-4708. If you wish to comment in writing, please send such comment to me by facsimile at (212) 937-4660.

Sincerely,

/s/ Adam Borak

Adam Borak
Chief Financial Officer and Principal Accounting Officer
Epoch Holding Corporation

cc:	Mr. Terence O’Brien, Securities and Exchange Commission Ms. Tracey McKoy, Securities and Exchange Commission Mr. William W. Priest, CEO Epoch Holding Corporation